DOUBLEDOWN INTERACTIVE INVESTOR PRESENTATION January 2024 Exhibit 99.1

This investor presentation (this “Presentation”) is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt, or other securities of DoubleDown Interactive Co., Ltd. (“DDI,” the “Company,” “we,” “us” or “our”). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this Presentation is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to applicable law or regulation. No representation or warranty (whether express or implied) has been made by DDI with respect to the matters set forth in this Presentation. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Any statements regarding the Company’s future financial and business performance are forward-looking statements. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may," " will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal," “budget,” “forecast” or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, Adjusted EBITDA, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics (including key performance indicators), and projections of market size and opportunity. The expectations, estimates, and projections of the business of DDI may differ from actual results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties and other risks detailed under the caption “Risk Factors” in our most recently filed Annual Report on Form 20-F and the other documents and materials we file with or furnish to the SEC. Viewers of this Presentation are encouraged to read this Presentation in conjunction with such information and materials. If one or more of such risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this Presentation. The Company anticipates that subsequent events and developments will cause these assessments to change. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company's assessments as of any date subsequent to the date of this Presentation. Market and Industry Data This Presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and third-party industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. This information is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of the Company. Viewers of this Presentation should each make their own evaluation of the Company and of the relevance and adequacy of the information and should make other such investigations as they deem necessary. In general, we believe there is less publicly available information concerning international social gaming industries than the same industries in the United States. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates. Non-GAAP Financial Measures This Presentation includes key performance indicators and non-GAAP financial metrics that we use to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are calculated and presented on the basis of methodologies other than in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Definitions for such non-GAAP measures and a reconciliation of each of non-GAAP measures to their nearest GAAP measure can be found in our most recent Annual Report on Form 20-F and other documents we file with or furnish to the SEC. Any non-GAAP financial measures used in this Presentation are in addition to, and not meant to be considered superior to, or as substitute for, the Company’s financial statement prepared in accordance with GAAP. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to our financial condition and results of operations. The Company's management uses these non-GAAP measures to compare our performance to that of prior periods for trend analyses and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and our board of directors. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing our financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in our financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. Undue reliance should not be placed on these measures as the Company’s only measures of operating performance, nor should such measures be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as used in respect of the Company may not be comparable to similarly titled amounts used by other companies. Additional information with respect to DDI is contained in documents filed with or furnished to the SEC and are available at the SEC’s website, http://www.sec.gov, and on DDI’s website, www.doubledowninteractive.com. Disclaimer

DOUBLE DOWN INTERACTIVE

- Leading mobile game developer with high value player base
- Access to multiple sources of high-performing casino content
- Recent SuprNation acquisition diversifies offerings to real-money i-Gaming
- Superior monetization capabilities leads to attractive financial profile
- Free cash flow has created strong balance sheet to drive growth & shareholder returns

A leading developer and publisher of digital games for mobile and web-based platforms

TTM Revenue	TTM AEBITDA	TTM AEBITDA	Net Cash & ST Investments
$302 million	$107 million	Margin of 35%	~$200 million
(TTM a/o 9/30/23)	(TTM a/o 9/30/23)	(TTM a/o 9/30/23)	(9/30/23)



Source: Company information

Casual / Free-to-Play Business

Note: 1 IDC Worldwide Mobile and Handheld Gaming Forecast for 2023; 2 Eilers & Krejcik. Total projected global market in 2020 for social casino mobile games and other casual mobile games such as puzzles, cards, and match three games; 3 Eilers & Krejcik. Total estimated market in 2023 for social casino games. Mobile Games1 $111 billion Casual Mobile Games2 $26 billion Social Casino Games3 $7 billion Mobile Gaming Market Size Breakdown Large market opportunity --

Top 5 social casino game for the past several years1 250+ casino game titles Leading content portfolio 1.7 million MAU (Q3 2023) 0.7 million DAU (Q3 2023) 92% 2022 revenue generated by 2010-2022 cohorts High-value player base 5.9% Payer conversion (Q3 2023) $1.06 ARPDAU (Q3 2023) $245 ARMPU (Q3 2023) Social Casino Highlights Superior monetization Source: Company information, Eilers&Krejcik, AppAnnie Note: 1 Ranking refers to DoubleDown Casino; Ranking based on annual revenue.

Source: Company information Access to over 2,000 slot titles through our partnerships with IGT and DUG, and growing proprietary catalog of internally developed original slot titles Successful, authentic land-based casino content from IGT 2,000+ slot titles Proven online social casino content developed by DUG 400+ slot titles Proprietary IP developed by DDI’s in-house game development team 75+ slot titles Access to multiple casino content development capabilities --

Views Ads or Searches Downloads App Given Free Chips Plays Player Engagement Process Player Monetization Purchases Chips Social casino player engagement & monetization processes --

Our Stable and Predictable Revenue Driven by Our Ability to Retain and Monetize Players Over Time Revenue by user cohort (US$mm) 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 of 2022 revenue generated by 2010 – 2021 cohorts 92% 2022 Loyal and committed social casino players & payers Source: Company information --

Best-in-class player monetization (US$) ARPDAU Payer Conversion Rate (%) Source: Company information Note: YTD as of 9/30/2023 +30% Average Monthly Revenue per Payer (US$) +23% +14% +4% +17%

Source: Company information Commentary Focus on Optimizing Product & Marketing Investments Deliver innovative & differentiated product enhancements to DoubleDown Casino players Frequent release of new slot games Exciting new “metagame” features (e.g., jackpots, quests, VIP rewards, etc.) Intelligently make marketing investments to acquire new players and retain existing high-value payers Use best-in-class business intelligence tools & expertise to tailor incentives & purchase offers for key player segments

Real-Money / iGaming Business

Pursuing iGaming opportunity with SuprNation acquisition

Acquired in October 2023 for ~$35 million in cash

SUPRNATION



Highlights

- **Founded in 2015;** based in Malta with approximately 50 employees
- **"Fun first" casino iGaming strategy** focused on "entertainment" players in W. Europe
- **Revenue of ~$20 million** for nine months ended September 30, 2023[1]
  - 2/3rds in Sweden and the U.K.
  - Approximately 80% mobile
- European iGaming market expected to **exceed $40 billion** in 2023[2]
- **Significant DDI synergy opportunities** in marketing, technology & casino gaming content

[1] *Revenue is unreviewed, unaudited and preliminary*
[2] *European Gaming & Betting Association estimates*

DOUBLEDOWN INTERACTIVE – INVESTOR PRESENTATION

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Large addressable iGaming market opportunity in Europe (estimated annual market sizes in billions*) * European Gaming & Betting Association estimates

Source: Company information Commentary Duelz flagship iGaming website/app allows players to compete against one another to gain rewards as they simultaneously play slot games Flexible gamification engine enables enhanced features such as “peer-to-peer” competition & elimination tournaments Future opportunities to leverage DDI technology and game development strengths Products focused on “entertainment” player

Source: Company information Commentary New Player Acquisition Current focus on iGaming affiliates Fixed cost upon first deposit Hybrid model lowers fixed cost with ongoing revenue share Opportunity to increase direct marketing Utilize “performance marketing” leveraging DDI’s experience & knowledge SEO and direct advertising with Google, Facebook, etc. Will result in lower CAC (customer acquisition cost) Player Retention In-house CRM engine enables customized marketing campaigns & offers based on data analytics & player segmentation Tailored for new slot game promotion, “loyalty bonuses”, cashback, etc. Marketing initiatives target consistent growth

Source: Company information Commentary Grow market share in Sweden & the U.K. through increased marketing investment & by leveraging DDI marketing expertise Fine-tune operational processes including “live ops” to scale business foundation Leverage DDI strengths in technology, game development & business intelligence/decision science Secure potential new licenses to drive expansion in Western Europe SuprNation & iGaming growth strategies

Financial Highlights

Financial Highlights Steady growth at scale Best-in-class player monetization Efficient cost structure led by disciplined approach to UA and R&D Track record of strong profitability 1 2 3 4

Source: Company information Revenue: $73.0 million Net Income: $26.9 million Adjusted EBITDA: $29.7 million Adjusted AEBITDA Margin: 40.7% Average Revenue Per DAU: $1.06 Average Monthly Revenue Per Payer: $245 Third Quarter 2023 Results Quarterly Results Summary

Revenue Source: Company information Note: TTM as of 9/30/2023 Top-line progression Annual (US$mm) 10% (TTM growth vs. 2019)

2 3 Source: Company information, Company filing, Company IR material Note: TTM as of 9/30/2023 Track record of strong profitability Adjusted EBITDA / Margin 4 (US$mm; AEBITDA margin in %)

Source: Company information Commentary Compelling scale of core social casino business Generates consistent profitability & strong free cash flow SuprNation iGaming acquisition leverages core capabilities & diversifies markets to benefit top line growth Attractive monetization of loyal and committed social casino & casino iGaming players Possesses multiple growth opportunities including further expansion beyond core social casino business Capital efficient with cash equivalent of ~ $4.00 per ADS (as of September 30, 2023) Attractive valuation Investment Highlights

DOUBLEDOWN INTERACTIVE Investor Relations Contacts Joseph Jaffoni or Richard Land JCIR (212) 835-8500 DDI@JCIR.com